Exhibit 2.1
DATED THIS 21st DAY OF NOVEMBER 2005
BETWEEN

SUN BUSINESS NETWORK LTD.
AND

SUN NEW MEDIA INC.

AGREEMENT
relating to the sale and purchase
of certain assets and the grant of an exclusive licence to
certain magazine titles, marks and names

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is made on the 21st day of November 2005.
BETWEEN:
SUN BUSINESS NETWORK LTD., (Company registration number 199407135Z), a company incorporated in Singapore and having its registered office at 50 Raffles Place, #29-00, Singapore Land Tower, Singapore 048623 (the “Vendor”);
AND:
SUN NEW MEDIA INC., a corporation incorporated in the State of Minnesota, United States of America and having its principal executive office at P.O. Box, 1142 South Diamond Bar Boulevard, Diamond Bar, CA 91765, California, United States of America (the “Purchaser”).
WHEREAS:
(A)	The Vendor is in the business of publishing magazines and other publications and is the sole and unencumbered legal and beneficial proprietor of the Specified Marks and the Materials (as defined below), which are used by the Vendor and its subsidiar(ies) to conduct the Target Businesses.
(B)	As at the date of this Agreement, the Vendor is also the legal and beneficial owner the Beijing Properties (as defined below) and the ASTV Shares (as defined below).
(B)	The Purchaser is desirous of obtaining and the Vendor is desirous of granting a licence providing the exclusive right in perpetuity to use the Specified Marks and the Materials of the Target Businesses (defined below) in connection with the online publication of titles under the Target Businesses, on the terms and subject to the conditions set out in this Agreement.
(C)	The Purchaser is also desirous of purchasing and the Vendor is desirous of selling the Beijing Properties and the ASTV Shares on the terms and subject to the conditions in this Agreement.
IT IS HEREBY AGREED as follows:
1. INTERPRETATION
1.1	In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Accounts”	means, in relation to a Target Business, the audited accounts of the online publishing operations of that Target Business for the financial year ending 31 December 2006 as prepared by its auditors in accordance with US GAAP accounting principles, standards and practices generally accepted as at the relevant date in the United States and on a basis consistent with the audited accounts of that Target Business prepared in respect of the financial year ended 31 December 2004;

“Additional Consideration Shares”	has the meaning ascribed to it in Clause 6.2.4;

“ASTV”	Asia Premium Television Group, Inc.

“ASTV Shares”	means the 53,000,000 ordinary shares of nominal value US$0.001 each in the share capital of ASTV which is legally and beneficially owned by the Vendor’s wholly-owned subsidiary, Panpac Tech Strategic Limited (“PTS”) as at the date of this Agreement;

“Beijing Properties”	means the properties located in Beijing, People’s Republic of China which are legally and beneficially owned by the Vendor as set out in Part B of Schedule 1 and “Beijing Property” means any one of them;

“Business Day”	means any day on which commercial banks are open for business in Singapore (other than Saturdays, Sundays and days which are gazetted in Singapore as public holidays);

“Companies Act”	means the Companies Act (Chapter 50) of Singapore;

“Completion”	means completion of the grant of a licence by the Vendor which provides the Purchaser with the exclusive right in perpetuity to use the Specified Marks and the Materials of the Target Businesses in connection with the online publication of titles under the Target Businesses as well as the issue and allotment of the Consideration Shares as specified in Clause 5;

“Completion Date”	means the date on which Completion takes place pursuant to Clause 5;

“Consideration”	has the meaning ascribed to it in Clause 3.1;

“Consideration Shares”	means collectively, the First Consideration Shares and the Second Consideration Shares;

“Damages”	means any and all losses, claims, causes of action, damages, and liabilities of any kind or nature whatsoever, including but not limited to, shortages, obligations, liabilities, payments, judgments, suits, litigation, proceedings, equitable relief granted, consents, agreed orders, settlements, awards, demands, offsets, defences, counterclaims, actions or proceedings, assessments, deficiencies, fines, penalties, assessments, costs, fees, disbursements, including without limitation, fees, disbursements and expenses of attorneys (including fees, disbursements and expenses of attorneys incurred in connection with the cost of defence of any claims or causes of action on an indemnity basis), accountants and other professional advisors and of expert witnesses and costs of investigation and preparation and costs of court of any kind or nature whatsoever, interest and penalties. Damages shall not include diminution in value, indirect, consequential, special or punitive damages, loss of profits or loss of reputational goodwill;

“Design”	means the overall design of the Specified Marks, including their titles, logos, cover designs, page designs, typography and the respective look and feel of their visual style;

“Encumbrances”	mean any claim, charge, mortgage, security, lien, option, pledge, assignment of receivables, debenture, equity, power of sale, hypothecation or other third party rights, right to acquire, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“First Consideration Shares”	means 13,800,000 new restricted Purchaser Shares, representing 16.37% of the total issued capital of the Purchaser as enlarged by the issue of the 14,956,303 new Purchaser Shares;

“Graphics”	means any graphics, charts, diagrams, photographs and illustrations appearing in the Specified Marks;

“Guaranteed Profit”	has the meaning ascribed to it in Clause 6.4;

“Long-Stop Date”	means 5.00p.m. on 30 December 2005;

“Materials”	means all archives related to the online publications of the Target Businesses provided by the Vendor to the Purchaser, together with all proprietary contents and syndication, licensing or sale rights (whether in Singapore or elsewhere in the world) relating to the Text, Graphics and Design of the Specified Marks collectively or any of them, as the context requires provided that in relation to the publication titled “CHINA BUSINESS POST (ONLINE EDITION)”, “Materials” shall mean only the syndication, licensing or sale rights relating to the Text, Graphics and Design of the Specified Marks in relation thereto;

“Parties”	shall collectively mean the Purchaser, the Vendor and their respective permitted assigns and successors, and “Party” shall mean any one of them;

“PAT”	means, in relation to a Target Business, the net profits after taxation generated from daily operation in the course of business of that Target Business as reflected in its respective Accounts;

“Profit Warranty Period”	has the meaning ascribed to it in Clause 6.4;

“Proprietary Information”	means all information belonging to a Party of a confidential nature obtained by the other Party as a result of entering into or performing this Agreement including, without limitation, all know-how and trade secrets of the each Party;

“Purchaser Excluded Information”	has the meaning ascribed to it in Clause 6.3;

“Purchaser Shares”	means ordinary common shares having a nominal value of US$0.01 each in the share capital of the Purchaser and “Purchaser Share” shall mean any one of such share;

“Registrable Securities”	means the Consideration Shares to be allotted and issued to the Vendor pursuant to Clause 3 and which are subject to the regulations of the Securities Act;

“Registration Expenses”	means all expenses incurred by the Purchaser in compliance with Clause 4.14, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel for the Purchaser, blue sky fees and expenses and the expense of any special audit incident to or required by any such registration;

“Registration Statement”	means any registration statement of the Purchaser under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the related prospectus, all amendments and supplements to such registration statement (including post-effective amendments), all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement;

“Second Consideration Shares”	means 1,156,303 new restricted Purchaser Shares, representing 1.37% of the total issued capital of the Purchaser as enlarged by the issue of the 14,956,303 new Purchaser Shares;

“Securities Act”	means the Securities Act of 1933 of the United States, 15 U.S.C. § 77a et seq.;

“Specified Marks”	means all the magazine titles, trade marks, copyrights and names relating to the titles set out in Part A of Schedule 1 or any derivatives or parts thereof or any words, logos or devices resembling the same including without limitation the specific rights and publications relating thereto; save that in relation to the title named “CHINA BUSINESS POST (ONLINE EDITION)”, “Specified Marks” shall mean all the Vendor’s rights under the license to use, publish, display and sell the said titles and any derivatives or parts thereof or any words, logos or devices resembling the same;

“S$”	means the lawful currency of the Republic of Singapore;

“Target Businesses”	means the subscriptions for publication (and prepayments relating thereto), the customer databases, certain assets used in connection with the production and publication of the titles (insofar as they relate only to the online publishing business segment of these titles) set out in Part A of Schedule 1 and “Target Business ” shall mean any one of them;

“Tax Authority”	means any taxing or other authority, body or official competent to administer, impose or collect any and all forms of taxation and statutory, governmental, supra governmental, state, provincial, local government or municipal impositions, duties, contributions and levies (including withholdings and deductions), whether in Singapore, the United States of America or elsewhere in the world, whenever imposed and however arising and all penalties, fines, charges, costs and interest, together with the cost of removing any charge or other encumbrance relating thereto;

“Terms and Conditions of the Licence”	means the terms and conditions governing the grant and use of the licence which provides the Purchaser with the exclusive right in perpetuity to use the Specified Marks and the Materials of the Target Businesses in connection with the online publication of titles under the Target Businesses, as set out in Schedule 2;

“Text”	means the text of the editorial (i.e. non-advertising material) comprised in the Specified Marks;

“US$”	means the lawful currency of the United States of America; and

“Warranties”	means the representations, warranties and undertakings of the respective Parties set out in Clause 6 and each shall be referred to as a “Warranty”.
1.2	References to any statute shall be construed as references to such statute as amended or re-enacted or modified (whether before or after the date of this Agreement) from time to time.
1.3	References herein to Clauses, Schedules and Appendices are to clauses in and schedules and appendices to this Agreement. The Schedules and Appendices form part of this Agreement and have the same force and effect as if expressly set out in the body of this Agreement.
1.4	References herein to “subsidiaries” shall mean subsidiaries as defined in the Companies Act, and to “associated companies” shall be to companies who are associates of each other, where “associates” is as defined in the Companies Act.
1.5	The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.6	Words importing the singular shall include the plural and vice versa, words importing a specific gender shall include the other genders (male, female or neuter); and “person” shall include an individual, corporation, company, partnership, firm, trustee, trust, executor, administrator or other legal personal representative, unincorporated association, joint venture, syndicate or other business enterprise, any governmental, administrative or regulatory authority or agency (notwithstanding that “person” may be sometimes used in this Agreement in conjunction with some of such words), and their respective successors, legal personal representatives and assigns, as the case may be, and pronouns shall have a similarly extended meaning.
1.7	Where an act is required to be done within a specified number of days after or from a specified date, the period is inclusive of and begins to run from the date so specified.
2. SALE AND PURCHASE OF BEIJING PROPERTIES AND ASTV SHARES
2.1	Subject to the terms and conditions of this Agreement, the Vendor shall on Completion sell to the Purchaser, and the Purchaser shall on Completion purchase from the Vendor, (i) the Beijing Properties free from any and all Encumbrances and (ii) the ASTV Shares free from any and all Encumbrances together with all rights, dividends, entitlements and advantages now and hereafter attaching thereto.
2.2 The Parties acknowledge and agree that subject to the provisions of this Agreement:-
2.2.1	all rental payments and receipts, and all outgoings accrued or payable (including but not limited to property-related taxes and levies) in relation to the Beijing Properties between 1 January 2005 and Completion Date shall belong to and be for the account of the Purchaser; and

2.2.2	all dividends, distributions and any further shares, stock or other securities (including but not limited to any warrants, rights, options or derivative securities arising or derived from such shares, stocks or securities) in ASTV or in any company which are derived from the ASTV Shares between 1 January 2005 and Completion Date shall belong to and be for the account of the Purchaser.
2A. GRANT OF LICENCE
2.A.1	Subject to the terms and conditions of this Agreement, the Vendor shall on Completion grant to the Purchaser, and the Purchaser shall on Completion obtain from the Vendor and its relevant subsidiar(ies), a licence providing the exclusive right to use the Specified Marks and the Materials of the Target Businesses for the purposes of online distribution, publication, reproduction and/or sale of Materials relating to the Target Businesses (the “Licence”). The rights afforded under the Licence are granted exclusively to the Purchaser with the rights to sub-licence any use of the Materials and shall continue in perpetuity in accordance with the Terms and Conditions of the Licence set out in Schedule 2.
2A.2	The Parties acknowledge and agree that subject to the provisions of this Agreement, all profits and receipts, and all losses and outgoings, accrued or payable in relation to the use of the Specified Marks and the Materials of the Target Businesses for the purposes of the online distribution, publication, reproduction and/or sale of Materials relating to the Target Businesses between 1 January 2005 and Completion Date shall belong to and be for the account of the Purchaser.
3. CONSIDERATION
3.1	Subject to any adjustments as set out in Clause 7, the consideration (the “Consideration”) for:
3.1.1	the grant of the Licence shall be the sum of US$48,300,000, to be satisfied in full by the allotment and issue of the First Consideration Shares by the Purchaser to the Vendor in accordance with Clause 3.2; and

3.1.2	the purchase of the Beijing Properties and the ASTV Shares shall be the sums of US$1,397,060 and US$2,650,000 respectively, to be satisfied in full by the allotment and issue of the Second Consideration Shares by the Purchaser to the Vendor on Completion.
3.2	Subject to Clause 7, the Purchaser shall issue and allot the Consideration Shares to the Vendor in the following manner:
3.2.1	6,900,000 Consideration Shares to be allotted and issued to the Vendor on the Completion Date (“First Tranche”); and

3.2.2	the remaining 6,900,000 Consideration Shares to be allotted and issued to the Vendor within 30 calendar days from the date of the Accounts (“Second Tranche”).
3.3	The Vendor understands that the Consideration Shares have not been registered under the Securities Act and are considered “restricted securities” as they are being issued pursuant to certain exemptions from the registration requirements of the Securities Act, and therefore such Consideration Shares may not be resold unless a subsequent disposition is registered under the Securities Act or is exempt from such registration. It is understood that the securities certificates evidencing the First Consideration Shares and Second Consideration Shares will bear the following legend:
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISTRIBUTED DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, ITS TERRITORIES, POSSESSIONS, OR AREAS SUBJECT TO ITS JURISDICTION, OR TO OR FOR THE ACCOUNT OR BENEFIT OF A “U.S. PERSON” AS THAT TERM IS DEFINED IN RULE 902 OR REGULATION S OF THE ACT, AT ANY TIME PRIOR TO ONE (1) YEAR AFTER THE ISSUANCE OF THIS CERTIFICATE, EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER SUCH ACT, OR (ii) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT. ANY SALES, TRANSFERS OR DISTRIBUTIONS OF THE SECURITIES MUST BE MADE IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S OF THE ACT.”

4. CONDITIONS PRECEDENT
4.1	Completion of the grant of the Licence and the acquisition of the Beijing Properties and the ASTV Shares are conditional upon fulfilment of the following conditions on or prior to Completion Date:-
4.1.1	the approval of the Vendor’s shareholders being obtained at a general meeting of the Vendor for (i) the Vendor’s entry into this Agreement; and (ii) the transactions contemplated under this Agreement. As the transactions contemplated by this Agreement constitute transactions between the Vendor and a “related party”, the Parties agree that the transaction is subject to the approval of a majority of the disinterested shareholders, i.e. the shareholders of the Vendor other than Sun Media Invesment Holdings Limited. Sun Media Investment Holdings Limited will abstain from voting at the meeting;

4.1.2	the approval of the Purchaser’s shareholders being obtained at a general meeting of the Purchaser for (i) the allotment and issue of the Consideration Shares; and (ii) the transactions contemplated under this Agreement;

4.1.3	the warranties and representations given by the Parties in Clause 6 remaining true and accurate in any respect at Completion, as if repeated at Completion, and at all times between the date of this Agreement and Completion;

4.1.4	the Parties having entered into a registration rights agreement whereby the Purchaser agrees it will file Registration Statements for each tranche of Consideration Shares immediately after the Completion, which Registration Statement shall provide for the right of resale of the Registrable Securities by the Vendor to the public in the United States in accordance with this Agreement;

4.1.5	subject to Clause 6.2.4, the daily volume weighted average price of the Purchaser Shares for the three market days prior to Completion Date being not less than US$3.50 per Purchaser Share;

4.1.6	the receipt of an independent valuation of the online publishing operations of the Target Businesses, the Beijing Properties and the ASTV Shares, from a mutually acceptable internationally recognised certified business valuer confirming that the value of the Licence and the assets being acquired under this Agreement by the Purchaser are not materially less than US$52,347,060;

4.1.7	the Vendor having provided audited financial statements in accordance with US GAAP prepared by the United States Stock Exchange Commission qualified auditors for the online publishing operations of the Target Businesses as well as the prior to Completion;

4.1.8	the independent financial adviser(s) to the Purchaser on the transactions recommending that shareholders of the Purchaser entitled to vote on the transactions vote in favour of the transactions at a special general meeting convened for such purpose;

4.1.9	satisfactory results of the due diligence review on the legal and financial aspects of the Target Businesses (together with related Specified Marks and Materials) and the Beijing Properties conducted by the Purchaser or its agents or representatives;

4.1.10	on Completion Date, the Purchaser shall have received opinions of the respective counsels to the Parties confirming that the terms of this Agreement do not conflict with any acts, rules or regulation in the United States or Singapore;

4.1.11	on Completion Date, the Vendor having provided a written undertaking to the Purchaser that the Vendor shall not mortgage, pledge, advance, transfer or loan the Consideration Shares to any party for a period of two (2) years without obtaining the prior written consent from the Purchaser, such consent shall not be unreasonably withheld by the Purchaser in a reasonable period of time upon receipt of request from the Vendor for any mortgage, pledge, advance transfer or loan of the Consideration Shares;

4.1.12	the simultaneous execution of a shares swap agreement between the Parties for the subscription of shares in the Vendor by the Purchaser on Completion Date; and

4.1.13	all other necessary consents, if any, being granted and not withdrawn or revoked by third parties (including without limitation, government bodies, stock exchanges and other relevant authorities having jurisdiction over the transactions contemplated under this Agreement) and if such consents are obtained subject to any conditions and where such conditions affect any of the parties, such conditions being acceptable to the party concerned and, if such conditions are required to be fulfilled before Completion, such conditions being fulfilled before Completion.
4.2	Other than the requirement of obtaining shareholders’ approval under Clauses 4.1.1, 4.1.2, and 4.1.8 the Purchaser may waive all or any of the conditions in Clauses 4.1.3, 4.1.6, 4.1.7, 4.1.9, 4.1.10, 4.1.11, 4.1.12 and 4.1.13 (insofar as Clause 4.1.13 relates to the Purchaser) at any time by notice in writing to the Vendor. Correspondingly, the Vendor may waive all or any of the conditions in Clauses 4.1.3, 4.1.4, 4.1.5, 4.1.12 and 4.1.13 (insofar as Clause 4.1.13 relates to the Vendor) at any time by notice in writing to the Purchaser.
4.3	If the conditions set out in Clause 4.1 above shall not have been fulfilled on or before the Long-Stop Date (or such longer period as the Purchaser and the Vendor may from time to time mutually agree from the date of this Agreement) or waived by the Purchaser in accordance with Clause 4.2, then save as expressly provided, this Agreement shall from such date ipso facto cease and determine and neither Party shall have any claim against the other for any costs, damages, compensation or otherwise save in respect of any antecedent breach of this Agreement.
5. COMPLETION
5.1	Completion shall take place on the date falling ten (10) Business Days after the date on which the conditions set out in Clause 4.1 are fulfilled (or waived by the Purchaser, as the case may be) at the offices of the Vendor, or at such other time and place as the Parties may agree in writing.
5.2 At Completion, the Vendor shall deliver or procure to be delivered to the Purchaser:-
5.2.1	certified copies of a resolution of the Vendor’s board of directors authorising (i) the grant of the Licence to the Purchaser; (ii) the sale of the Beijing Properties and the ASTV Shares and (iii) the execution and completion of this Agreement and all other documents and agreements ancillary or pursuant thereto or in connection therewith, and the execution thereof under the common seal of the Vendor and/or evidence satisfactory to the Purchaser of the authority of any person signing on behalf of the Vendor; and

5.2.2	if so requested by the Purchaser in writing, certified copies of the minutes of the general meeting of the Vendor showing the approval of the Vendor’s shareholders as referred to in Clause 4.1.1.
5.3	At Completion and against compliance by the Vendor with Clause 5.2, the Purchaser shall deliver or cause to be delivered to the Vendor:-
5.3.1	certified true copies of a resolution of the Purchaser’s board of directors authorising and approving (i) the acquisition of the Licence; (ii) the acquisition of the Beijing Properties and the ASTV Shares (iii) the execution and completion of this Agreement and of all other documents and agreements ancillary or pursuant thereto or in connection therewith, and the execution thereof under the common seal of the Purchaser and/or evidence satisfactory to the Vendor of the authority of any person signing on behalf of the Purchaser; (iv) the allotment and issue of the Consideration Shares to the Vendor or its nominees; (v) the issue of new share certificates in respect of the Consideration Shares in favour of the Vendor or its nominees; and (vi) the appointment of one new director to the Board of Director of the Purchaser, the person nominated by the Vendor as notified to the Purchaser in writing each with effect from Completion Date;

5.3.2	the First Tranche of the First Consideration Shares to be allotted and issued to the Purchaser pursuant to Clause 3.2.1, to the account of the Vendor provided in writing by the Vendor; and

5.3.3	such waivers or consents as may be necessary to enable the Vendor or its nominees to be registered as holder of all of the Consideration Shares.
5.4	If any or all of the documents required to be delivered by any Party is not for any reason fully complied with in any respect at Completion, the Party not in default shall be entitled to (in addition and without prejudice to all other rights or remedies available to it, including the right to claim damages):-
5.4.1	rescind this Agreement; or

5.4.2	proceed with Completion so far as practicable (without prejudice to its rights to claim damages from the defaulting Party for its failure to comply with any of the conditions in Clause 5 or any of its rights under this Agreement); or

5.4.3	defer Completion to a date not more than twenty eight (28) days after the Completion Date but not after the Long Stop-Date (or such further period as the Parties may mutually agree in writing), in which case the provisions of this Clause 5 shall apply to Completion as so deferred.
5.5	On and from Completion, the Vendor shall cease to use, and shall procure that none of its subsidiaries and associate companies are to use, the Specified Marks and/or the Materials in relation to the Target Businesses for any publication on the Internet. The Vendor further undertakes that on and from Completion, it shall, and it shall procure that its subsidiaries and associated companies shall, cease to engage in any of the aforesaid publishing activities on the Internet related to the Target Businesses, other than for purposes of conducting an orderly winding down of the same.

For the purposes of Clause 5.5, “Internet” shall mean the worldwide computer information and services network on which Materials relating to the titles under the Target Businesses are being published, reproduced, sold and/or distributed for subscription by the Company’s online customers.
6.	WARRANTIES

6.1	Each Party hereby represents and warrants to the other Party as at the date of this Agreement and on Completion Date that:-
6.1.1	it is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated and has full power and authority, and has taken all action necessary to execute and deliver this Agreement and to consummate the transactions contemplated thereby;

6.1.2	this Agreement and all such other agreements and obligations that may be entered into and undertaken by it in connection with the transactions contemplated hereby constitute valid and legally binding obligations upon it and enforceable against it in accordance with the respective terms of such agreements or obligations;

6.1.3	to the best of the knowledge, information and belief of each of the Vendor and the Purchaser, having made due and careful inquiries with regards to itself only:-
(a)	no steps have been taken or are contemplated by it or any third party, and no circumstances exist, which may at any time hereafter lead to a result which causes any of the warranties and representations contained in Clauses 6.1.1 and 6.1.2 to be no longer true or accurate; and

(b)	no event or circumstance analogous to any of those referred to in Clauses 6.1.3(a) has occurred, is subsisting or is being contemplated in any jurisdiction other than Singapore and the United States of America.
6.2	The Purchaser further represents, warrants and undertakes to the Vendor that:-
6.2.1	to the best of its knowledge, information and belief, the Purchaser has or will have complied with all securities laws (including, without limitation, the Securities Act) applicable to it;

6.2.2	the Consideration Shares, will, as and when they are allotted and issued, be free and clear of any security interests, liens, claims or other encumbrances, subject to restrictions upon transfer under the Securities Act and applicable laws of the United States; be duly and validly authorized and on the date of issuance will be duly and validly issued, fully paid and non-assessable; will not have been issued or sold in violation of any preemptive or other similar rights of the holders of any securities of the Purchaser; and will not subject the holders thereof to personal liability by reason of being such holders.

6.2.3	it will on Completion and at all times thereafter, until the issue and allotment of the Second Tranche of First Consideration Shares pursuant to Clause 3.2.3, be validly authorised to allot and issue the First Consideration Shares;

6.2.4	where the daily volume weighted average price of the Purchaser Shares for the three (3) market days prior to the date of allotment and issue of each tranche of the First Consideration Shares, falls below US$3.50 per Purchaser Share, the Vendor shall be compensated for such diminution in value by the issue and allotment of additional First Consideration Shares (“Additional Consideration Shares”) to be determined in accordance with the following formulae:-

A = 1/2 x [(O x US$3.50/VWAP) — O]

Where: A is the Additional Consideration Shares to be allotted and issued to the Vendor;

O is original number of First Consideration Shares to be allotted and issued to the Vendor under each tranche; and

VWAP is the daily volume weighted average price per Purchaser Share for the three (3) market days prior to the date of allotment and issue of each tranche of the Consideration Shares;
6.2.5	it will not at all times (whether before or after Completion), until the issue and allotment of the Second Tranche of the First Consideration Shares pursuant to Clause 3.2.2, without the prior written consent of the Vendor undertake any capital reduction, bonus issue, stock split or do anything to its share capital or reserve or allot any of its shares or other marketable securities or grant any further options, other than what is currently outstanding as of the date of this Agreement, over its shares or marketable securities or enter into any agreement or undertaking to do the same (otherwise than in accordance with this Agreement);

6.2.6	on the occurrence of any such event set out under Clause 6.2.5, the number of First Consideration Shares remaining unissued shall be adjusted so that the rights and benefits to which the Vendor is entitled shall be retained;

6.2.7	the Purchaser is a sophisticated buyer with respect to the purchase of the Sale Shares pursuant to this Agreement. The Purchaser acknowledges that the Vendor has not given the Purchaser any investment advice, credit information, or opinion on whether the purchase of the Sale Shares is a prudent investment;

6.2.8	on and after Completion, any new print publication activities and operations commenced or proposed to be commenced by the Purchaser shall be commenced and operated under the Vendor and/or its subsidiaries; and

6.2.9	it will on Completion and at all times thereafter during the subsistence of the Licence, comply with the Terms and Conditions of the Licence as set out in Schedule 2 of this Agreement and such as may be modified, varied or amended from time to time by mutual agreement between the Parties.
6.3	The Purchaser acknowledges that:

6.3.1	the Vendor may have, and may come into possession of, information with respect to the Target Businesses and/or Beijing Properties and ASTV that the Purchaser does not possess and that may be material in deciding whether to purchase the Licence and/or assets under this Agreement (the “Purchaser Excluded Information”);

6.3.2	the Purchaser has made a decision to acquire the rights under the Licence and/or the Beijing Properties and/or ASTV Shares even though it does not possess the Purchaser Excluded Information; and

6.3.3	the Vendor shall have no liability to the Purchaser, and without prejudice to the Purchaser’s ability to make any claim against the Vendor by reason of or in connection with any breach by the Vendor of the representations and warranties given hereunder by the Vendor, the Purchaser waives and releases any claims that it might have against the Vendor whether under applicable securities laws or otherwise, with respect to the Purchaser Excluded Information in connection with the transactions contemplated hereby.
6.4	Subject to Clause 6.8, the Vendor hereby undertakes to the Purchaser that the aggregate PAT of the online publishing operations of the Target Businesses (based on their respective Accounts) shall not be less than US$2,415,000 (the “Guaranteed Profit”) for the financial year commencing 1 January 2006 and ending 31 December 2006 (the “Profit Warranty Period”).

6.5	In the event the PAT in respect of the Profit Warranty Period is less than the Guaranteed Profit amount, the Vendor shall upon written demand by the Purchaser pay the amount (the “Compensation Amount”) equal to the Shortfall Amount (being the difference between the Guaranteed Profit and the PAT for the Profit Warranty Period), payable entirely in the form of cash or Purchaser Shares, as the Purchaser may elect, at its sole discretion, and subject always to a maximum amount of US$2,415,000 (where the Compensation Amount is paid in cash) or 6,900,000 Purchaser Shares (where the Compensation is paid in Purchaser Shares).

6.6	In the event the Purchaser elects for the Compensation Amount to be paid in cash, the Vendor shall pay the Compensation Amount by way of telegraphic transfer to the bank account of the Purchaser (as notified by the Purchaser to the Vendor) or a cashier’s order or banker’s draft issued by a bank licensed in Singapore and made out in favour of the Purchaser, or such other method of payment as the Purchaser may indicate to the Vendor, in all cases within thirty (30) Business Days of the date of the Accounts.

6.7	In the event the Purchaser elects for the Compensation Amount to be paid wholly in Purchaser Shares, the Consideration and the number of First Consideration Shares to be issued shall be adjusted in accordance with Clause 7.2 below.

6.8	In connection with Clause 6.4 above, the Purchaser agrees and undertakes that upon the occurrence of an event of force majeure (hereinafter defined) during the Profit Warranty Period, such event to be notified in writing to the Purchaser by the Vendor within thirty (30) Business Days from the date of such occurrence, the Profit Warranty Period affected by the occurrence of an event of force majeure shall be deferred to a period of evaluation to be mutually agreed between both Parties.

For the purposes of this Clause 6.8, “events of force majeure” shall be limited to natural disasters, outbreak of diseases, riot or war, developing, occurring, existing or coming into effect and which have an adverse impact on the businesses and/or financial performance of the Target Businesses.

6.9	In connection with Clause 6.4 and Clause 6.5 above, the Purchaser agrees to provide within thirty (30) days from the end of each calendar month, detailed monthly management reports detailing the financial and operational performances of the online publishing segment of the Target Businesses and provide answers expediently to any query from the Vendor on such reports.

6.10	The Vendor undertakes to the Purchaser that:-
6.10.1	the online readership for CHINA BUSINESS POST to be at least four (4) million by 31 December 2006;

6.10.2	it shall make available all contents or materials owned by the Vendor and its subsidiaries to the Purchaser at no cost for the Purchaser’s online publishing operations;

6.10.3	it will not mortgage, pledge, advance, transfer or loan any of the Consideration Shares to any party without obtaining prior written consent from the Purchaser subject to Clause 4.1.11, such consent not to be unreasonably withheld by the Purchaser and to be given in a reasonable period of time upon receipt of request from the Vendor for any mortgage, pledge, advance transfer or loan of the Consideration Shares;

6.10.4	in the event that the Vendor undertakes a distribution of the Consideration Shares to its shareholders, the Vendor will use its best endeavours to procure its executive directors who have an equity interest or its shareholders who have 10% or more equity interest in the issued and paid-up capital of the Vendor to enter into a pooling agreement with the substantial shareholders of the Purchaser on such terms and conditions to be mutually agreed between the respective shareholders of the Parties. For the avoidance of doubt, any proposed distribution of Consideration Shares to the Vendor’s shareholders shall be subject to the approval of its shareholders at general meeting and the receipt of all other necessary consents, and/or approvals by third parties (including without limitation, government bodies, stock exchanges and other relevant authorities having jurisdiction over such an exercise) having been obtained.
6.11	The Purchaser acknowledges to the Vendor that neither the Purchaser, its employees, contractors or agents shall be entitled to any indemnification by the Vendor in whatever form, and/or save harmless from and against any and all claims, damages, costs (including reasonable legal fees), liabilities and losses of any kind arising out of or relating to the publication, reproduction or distribution by the Purchaser of the Materials and the Specified Marks on and after Completion Date. For the avoidance of doubt, any claim for indemnity prior to Completion Date under this Clause 6.11 is limited exclusively to all claims, damages, costs (including reasonable legal fees), liabilities and losses of any kind arising out of or relating to the publication, reproduction or distribution by the Purchaser of the Materials and the Specified Marks insofar as it relates to the online publishing operations of the Target Businesses. This Clause 6.12 shall continue in full force and effect after termination of this Agreement.

6.12	Each Party acknowledges to the other that sale of the Beijing Properties and the ASTV Shares shall be on a “as is, where is” basis and all warranties on conditions whether express or implied, statutory or otherwise as to the state of these assets are hereby excluded save for the Vendor’s warranties as to title and freedom from Encumbrances as set out in this Agreement.

6.13	Each of the Vendor and the Purchaser further warrants and undertakes to each other (with the intent that the provisions of this Clause 6 shall continue to have full force and effect notwithstanding Completion) that all Warranties contained herein will be fulfilled down to and will be true and correct in all respects at Completion as if they had been entered into afresh at Completion.

6.14	The Warranties shall be separate and independent and save as expressly provided, shall not be limited by reference to any other Clause or anything in this Agreement. If any Warranty shall be held to be illegal or unenforceable, in whole or in part, by any relevant governing authority, such Warranty shall to that extent be deemed not to form part of the Warranties and shall not affect the legality or enforceability of the same, whether in whole or in part.

6.15	Each Party acknowledges that the other Party has entered into this Agreement in full reliance upon and on the basis of each of the Warranties contained herein.

6.16	If prior to Completion, any event shall occur which results or may result in any of the Warranties being unfulfilled, untrue or incorrect in any respect as at Completion, each of the Vendor and the Purchaser, upon becoming aware of the same, shall immediately notify the other Party in writing thereof prior to Completion and the Party giving such notice shall make all such investigations and do all such acts concerning the event or matter which the other Party may require.

6.17	Neither Party shall do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given; and

6.18	Each Party acknowledges to the other Party that it has not relied on or been induced by any other representations or warranties made by the other Party or any of its agents or representatives to enter into this Agreement save for the Warranties expressly set forth herein.

7.	ADJUSTMENTS TO CONSIDERATION

7.1	In the event the aggregate PAT of the online publishing business segment of the Target Businesses for the Profit Warranty Period exceeds the Guaranteed Profit amount for that period, the Consideration (only insofar as it relates to the acquisition of the Licence) shall be increased by US$20.00 for every US$1.00 of PAT in excess of such Guaranteed Profit amount, to be satisfied by the issue and allotment of such number of new Purchaser Shares (rounded down to the nearest whole share) in addition to the First Consideration Shares at an issue price of US$3.50 per Purchaser Share, subject to a maximum of 5,714,285 Purchaser Shares. For the avoidance of doubt the allotment and issue of additional First Consideration Shares in accordance with Clause 7.1 is subject and additional to the Purchaser’s obligations to allot and issue such number of Additional Consideration Shares to the Vendor upon the occurrence of an event under Clause 6.2.4.

7.2	In the event the Vendor elects to pay the Compensation Amount pursuant to Clause 6.5 in the form of Purchaser Shares, the Consideration (only insofar as it relates to the acquisition of the Licence) shall be reduced by the Compensation Amount and the number of First Consideration Shares to be allotted and issued to the Vendor pursuant to Clause 3.2.2 shall be reduced using the formula set out below, subject to the Additional Consideration Shares that may be allotted and issued under Clause 6.2.4:

R = C x 20 / 3.5

Where:

R is the number of First Consideration Shares to be reduced from the Second Tranche of Consideration Shares to be issued pursuant to Clause 3.2.2, rounded down to the nearest whole share, provided always that R does not exceed 6,900,000; and

C is the Compensation Amount.
8.	WAIVER

Save as otherwise provided in this Agreement, no failure to exercise, nor any delay in exercising on the part of any of the Parties any right or remedy under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

9.	INDEMNITIES

Each Party shall indemnify and hold the other Party and its directors, officers, employees, agents, successors and assigns (collectively, in such capacity as the parties to be indemnified under this Agreement, the “Indemnified Parties”) harmless from and against any liability, claim, cost, loss, damage or expense (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), or judgments which they (or any of them) may incur or suffer as a result of the first mentioned Party’s breach of any of its Warranties or its failure to duly and punctually perform any covenant, agreement or undertaking on its part under this Agreement.

10.	SECRECY

10.1	The Vendor and the Purchaser shall keep, and shall ensure that their respective employees, agents and contractors shall keep, the Proprietary Information secret and confidential and will not use the same in any way or for any purpose other than as contemplated in this Agreement nor shall they divulge the same to any third party whatsoever other than as contemplated in the Agreement.

10.2	Either Party may disclose Proprietary Information if and to the extent required by law, order or court of the rules of any relevant regulatory authority or stock exchange and if and to the extent the information has come into the public domain through no fault of that Party.

10.3	Upon termination of this Agreement, each Party shall, within five (5) Business Days of the other Party giving notice, return all copies of any documents containing Propriety Information of the requesting Party, erase or expunge all such Proprietary Information from its own records and shall certify compliance with this Clause to the requesting Party.

11.	RESTRICTION ON ANNOUNCEMENTS
Save as may be required to be disclosed pursuant to any applicable requirement issued by any competent governmental or statutory authority or rules or regulations of any relevant regulatory body (including, without limitation, any relevant stock exchange), each party undertakes that prior to Completion it will not make any announcement in connection with this Agreement unless the other party shall have given its written consent to such announcement (which consent not to be unreasonably withheld).

12.	CONTINUING EFFECT OF AGREEMENT

12.1	All provisions of this Agreement (including the Warranties), insofar as they have not been fully performed at Completion, shall not in any respect be extinguished or affected by Completion or by any other event or matter whatsoever and shall continue in full force and effect.

12.2	This Agreement shall be binding on and shall enure for the benefit of the Parties and their respective successors and assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

13.	ENTIRE AGREEMENT

13.1	This Agreement and the documents referred to herein constitute the entire agreement and understanding of the Parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, correspondence or understanding, express or implied, oral or written.

13.2	The Parties agree that no modification, variation or amendment shall be made to this Agreement unless otherwise agreed to by the Parties in writing. For the avoidance of doubt, the Parties hereby acknowledge and agree that all previous sale and purchase agreements and any ancillary documents related thereto are terminated with effect from the date hereof, including the agreement relating to the sale and purchase of certain magazine titles, marks and names and subsidiaries made between the Parties on 2 November 2005 and the deed of assignment related thereto.

14.	TIME OF THE ESSENCE

Time shall be of the essence of this Agreement, both as regards the dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

15.	FURTHER ASSURANCE

Each Party shall at its cost execute and deliver all such instruments and other documents and take all such actions as the other Party may from time to time request in order to give full effect to the purposes of this Agreement.

16.	PARTIAL INVALIDITY

If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, by any relevant governing authority such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

17.	COSTS AND STAMP DUTY

17.1	Subject to Clauses 18.2, 18.3, 18.4 and 18.5 each Party shall bear its own legal and other costs and expenses incurred in relation to or in connection with the negotiation, preparation and execution of this Agreement.

17.2	The Vendor shall bear all stamp duty payable in connection with the allotment and issue of the Consideration Shares by the Purchaser to the Vendor.

17.3	In connection with any registration pursuant to Clause 4.14, the Vendor shall pay all registration, filing and NASDAQ fees, all fees and expenses of complying with securities or “blue sky” laws; and any commissions, fees and disbursements of underwriters customarily paid by sellers of securities (based on offering proceeds to be received by it) and all fees and disbursements of counsel for the Purchaser, its independent public accountants and any expert retained by the Purchaser in connection with any such registration and premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities. The Purchaser agrees to provide the Vendor with all projected legal and accounting fees in advance of commencing the registration process.

17.4	The Vendor and the Purchaser shall share equally all costs associated with obtaining an independent business valuation of the online publishing operations of the Target Businesses as well as the Beijing Properties and ASTV Shares under this Agreement.

18.	NOTICES

18.1	All notices, demands or other communications required or permitted to be given or made under or in connection with this Agreement shall be in writing and delivered personally or sent by prepaid registered post or by fax addressed to the intended recipient thereof at its address, or fax number, and marked for the attention of such person (if any), set out under its name (or to such other address or fax number as a Party may from time to time notify the other). Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally) immediately or (if made by fax) upon receipt by the sender of the transmission report indicating that the notice or communication has been sent in full to the recipient’s fax number or such other similar medium of receipt or (if sent by post) three (3) Business Days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing the same was duly addressed, stamped and posted or that the transmission report indicates that the notice or communication has been sent in full to the recipient’s fax number. A notice given in accordance with this Clause 18.1 but received on a non-Business Day or after business hours in the place of receipt will only be deemed to be duly served on the next Business Day in that place.

18.2	The address and facsimile number of each party for all notices under or in connection with this Agreement are:

The Vendor	:	SUN BUSINESS NETWORK LTD.
Address	:	371 Beach Road #03-18 Keypoint Singapore 199597
Fascimile No.	:	+65 6292 1866
Attention	:	Mr Ricky Ang Gee Hing

The Purchaser	:	SUN NEW MEDIA INC.
Address	:	22/f Sino Favour Centre No. 1 On Yip Street Chai Wan Hong Kong
Fascimile No.	:	+852 2795 4964
Attention	:	Dr Bruno Wu Zheng
or any other address or facsimile number notified by that Party for this purpose to the other Party by not less than 5 Business Days’ notice.

19.	RIGHTS OF THIRD PARTIES

Unless otherwise expressly provided herein, the Contracts (Rights of Third Parties) Act (Chapter 53B) of Singapore shall not apply to this Agreement and no person who is not a party hereto shall have or acquire any right to enforce any term pursuant to that Act.

20.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

20.1	This Agreement shall be governed by, and shall be construed in accordance with Singapore law.

20.2	Each Party hereto irrevocably agrees for the benefit of the other Party that the courts of Singapore shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and, accordingly, any legal action or proceedings arising out of or in connection with this Agreement (the “Proceedings”) shall be brought in those courts and for this purpose, each party irrevocably submits to the jurisdiction of such courts.

20.3	Each Party hereto irrevocably waives any objection which it may at any time have to any Proceedings being commenced in the Singapore courts and any claim that any such court is not a convenient or appropriate forum.

20.4	Any process in any Proceedings anywhere may be served on any party by being delivered to or left for that party at its address for service of notices under Clause 20. Nothing shall affect the serving of process in any other manner permitted by law.

21.	COUNTERPARTS

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart and each counterpart may be signed and executed by the Parties and transmitted by fax and shall be as valid and effectual as if executed as an original.

AS WITNESS WHEREOF this Agreement has been executed under the hands of the duly authorised representatives of the Parties on the day and year first written.

The Vendor

Signed by	)
Ricky Ang Gee Hing	)
for and and on behalf of	)
SUN BUSINESS NETWORK LTD.	)

In the presence of:

Name	:
NRIC No.	:
Designation	:

The Purchaser

Signed by	)
Bruno Wu Zheng	)
for and on behalf of	)
SUN NEW MEDIA INC.	)

In the presence of:

Name	:
NRIC No.	:
Designation	: